EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the five years ended December 31, 2012 were as follows:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$253,327	$234,272	$157,600	$257,599	$287,909
Gains on sales of real estate	—	—	2,734	11,760	33,340
Amortization of interest capitalized	5,278	4,188	2,660	2,498	2,315
Distributions from unconsolidated joint ventures	20,565	22,451	10,733	6,676	5,988
Fixed charges (see below)	457,842	442,309	419,060	371,649	340,412
Subtract:
Interest capitalized	(44,278)	(48,178)	(40,981)	(48,816)	(46,286)

Total earnings	$692,734	$655,042	$551,806	$601,366	$623,678

Fixed charges:
Interest expensed	$413,564	$394,131	$378,079	$322,833	$294,126
Interest capitalized	44,278	48,178	40,981	48,816	46,286

Total fixed charges	$457,842	$442,309	$419,060	$371,649	$340,412

Preferred distributions	3,497	3,339	3,343	3,594	4,226

Total combined fixed charges and preferred distributions	$461,339	$445,648	$422,403	$375,243	$344,638

Ratio of earnings to fixed charges	1.51	1.48	1.32	1.62	1.83

Ratio of earnings to combined fixed charges and preferred distributions	1.50	1.47	1.31	1.60	1.81